UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission File Number: 001-42781

RYOJBABA CO., LTD.

(Translation of registrant’s name into English)

4-3-1, Ohashi, Minami-Ku

Fukuoka-Shi, Fukuoka, 815-0033, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

Independent Director Agreement

On August 14, 2025, Ferdinand Groenewald entered into an Independent Director Agreement (the “Agreement”) with rYojbaba Co., Ltd. (the “Company”). Pursuant to the terms of the Agreement, Mr. Groenewald will be paid the sum of $30,000 annually for director’s service as a director of the Company, to be paid $2,500 per month, payable within five business days of the end of each month, and with such amount for any partial calendar month being appropriately prorated.

During the term of the Agreement, the Company agreed to reimburse Mr. Groenewald for all reasonable out-of-pocket expenses incurred by Mr. Groenewald in attending any in-person meetings, provided that he complies with the generally applicable policies, practices and procedures of the Company for submission of expense reports, receipts or similar documentation of such expenses. Any reimbursements for allocated expenses (as compared to out-of-pocket expenses of the applicable director in excess of $500) must be approved in advance by the Company.

The Agreement contains customary confidentiality provisions and customary provisions related to Company ownership of intellectual property conceived or made by Mr. Groenewald in connection with the performance of his duties under the Agreement (i.e., a “work-made-for-hire” provision).

The Agreement further provides that, during the term (which continues as long as he is serving as a director of the Company), he is to be entitled to indemnification and insurance coverage for officers’ liability, fiduciary liability and other liabilities arising out of Mr. Groenewald’s position with the Company in any capacity, in an amount not less than the highest amount available to any other director, and such coverage and protections, with respect to the various liabilities as to which Mr. Groenewald has been customarily indemnified prior to termination of employment, shall continue for at least six years following the end of the term. Any indemnification agreement entered into between the Company and Mr. Groenewald will continue in full force and effect in accordance with its terms following the termination of the Agreement.

The Agreement contains customary representations and warranties by Mr. Groenewald, relating to the Agreement, and contains other customary miscellaneous provisions relating to waivers, assignments, third party rights, survival of provisions following termination, severability, notices, waiver of jury trials and other provisions.

The Agreement is governed by and construed and enforced in accordance with the laws of Japan, and for all purposes will be construed in accordance with the laws of Japan.

The foregoing description of the Agreement does not purport to be complete and are qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibits 10.1 to this Current Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Independent Director Agreement between rYojbaba Co., Ltd. and Ferdinand Groenewald, dated August 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RYOJBABA CO., LTD.

Date: August 15, 2025	By:	/s/ Rjoji Baba
	Name:	Ryoji Baba
	Title:	Chief Executive Officer